[KIRKLAND & ELLIS LLP LETTERHEAD]

September 30, 2003

Packaging Corporation of America
1900 West Field Court
Lake Forest, Illinois 60045

    Re:
    Packaging Corporation of America
    Registration Statement on Form S-4

Ladies and Gentlemen:

        We are issuing this opinion letter in our capacity as special legal counsel to Packaging Corporation of America, a Delaware corporation (the "Issuer"), in connection with the proposed offer by the Issuer (the "Exchange Offer") of up to $150,000,000 in aggregate principal amount of the Issuer's new 4 3/8% Senior Notes due 2008 and up to $400,000,000 aggregate principal amount of the Issuer's new 5 3/4% Senior Notes due 2013 in exchange for and in replacement of, respectively, up to $150,000,000 in principal amount of the Issuer's outstanding 4 3/8% Senior Notes due 2008 and for up to $400,000,000 principal amount of the Issuer's outstanding 5 3/4% Senior Notes due 2013. The Exchange Offer is made pursuant to a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Act") (such Registration Statement, as amended or supplemented, is hereinafter referred to as the "Registration Statement").

        For purposes of this discussion, the outstanding 4 3/8% Senior Notes due 2008 and the outstanding 5 3/4% Senior Notes due 2013 are referred to collectively as the "Old Notes" and the new 4 3/8% Senior Notes due 2008 and the new 5 3/4% Senior Notes due 2013 are referred to collectively as the "New Notes."

        You have requested our opinion concerning certain United States federal income tax consequences of the Exchange Offer. In preparing our opinion, we have reviewed and relied upon the Issuer's Registration Statement and such other documents as we have deemed necessary.

        On the basis of the foregoing, it is our opinion that the exchange of the Old Notes for the New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for United States federal income tax purposes.

        The opinion set forth above is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations promulgated thereunder, judicial authority and administrative rulings and practice. The Internal Revenue Service may take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations could alter or modify the following statements and conditions. Moreover, these changes or interpretations may or may not be retroactive and could affect the tax consequences to a particular holder. A holder who or that is an insurance company, tax-exempt organization, financial institution, broker-dealer, foreign corporation or non-resident of the United States may be subject to special rules not addressed herein. Furthermore, this opinion does not address the applicability and effect of any state, local or foreign tax laws in regard to the Exchange Offer. We express no opinion concerning any tax consequences of the Exchange Offer except as expressly set forth above.

        We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. We also consent to the reference to our firm under the heading "Material United States Federal Tax Consequences." In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

                          Very truly yours,

                          /s/ Kirkland & Ellis LLP